EXHIBIT 99.1

Magal S3 to Release Fourth Quarter and Full Year
2010 Results on April 11, 2011

Press Release
 Source: Magal Security Systems Ltd
On Wednesday March 30, 2011, 10:17 am EDT

YAHUD, Israel, March 30, 2011 /PRNewswire-FirstCall/ -- Magal S3 (NASDAQ GMS: MAGS, TASE: MAGS) today announced that it intends to publish its fourth quarter and full year 2010 results on April 11, 2011.

The Company will hold an investors' conference call on the same day, at 10am Eastern Time.

Investors' Conference Call Information:

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

                       US Dial-in Number: 1 888 668 9141
                       Israel Dial-in Number: 03 918 0609
                        UK Dial-in Number: 0 800 917 5108
                  International Dial-in Number: +972 3 918 0609
                                       at:
          10:00 am Eastern Time; 7:00 am Pacific Time; 3:00pm UK Time;
                             5:00 pm Israel Time

A replay of the call will be available from the day after the call. The link to the replay will be accessible from Magal's website at: http://www.magal-ssl.com.

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products (NASDAQ:MAGS - News).

Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries.

Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world's most demanding locations and harshest climates. This portfolio covers the following three categories:

- Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems

- Close Circuit TV (CCTV) - a comprehensive management platform with a leading Intelligent Video Analysis (IVA) and Video Motion Detection (VMD) engine

- Physical Security Information Management (PSIM) - a proprietary site management system that enhances command, control and decision making during both routine operations and crisis situations.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    For more information:

    Magal Security Systems Ltd.
    Eitan Livneh, CEO
    Tel: +972-3-539-1421
    Cell: +972-54-430-7370
    Assistant: Ms. Elisheva Almog
    E-mail: ElishevaA@magal-s3.com

    CCG Investor Relations
    Ehud Helft/Kenny Green
    Tel: (US) +1-646-201-9246
    Int'l dial: +972-3-607-4717
    E-mail: magal@ccgisrael.com

    Web: http://www.magal-s3.com